Exhibit 21.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of the Registrant as of the date hereof:

Company	Ownership	State of Incorporation
FuAn Enterprise, Inc.	100% (Direct)	California
Grand Forest Cabinetry Inc,	100% (Direct)	California